UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Kappa Holding B.V.
(Translation of Registrant’s Name Into English)

Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

First Quarter 2005 Report

March 31, 2005

of

Kappa Packaging

(€ in millions)	First Quarter 2005	First Quarter 2004	% change
Sales	669.9	702.1	-/- 4.6%
EBITDA	88.1	108.2	-/- 18.6%
EBITDA as % of sales	13.2%	15.4%

Eindhoven, June 2, 2005

Forward-looking statements

Certain statements in this report are not historical facts and are “forward looking” (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as “believes”, “expects”, “may”, “intends”, “will”, “should” or “anticipates” and similar expression or the negative thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions.  We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.’s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

Use of Terms

Unless the context otherwise requires, references in this First Quarter 2005 Report to the “Group”, “Kappa Packaging”, the “Company”, “we”, “our”, “ours” and “us” are to Kappa Holding B.V. and its subsidiaries.

Financial results, Kappa Packaging

(€ in millions)

General

Accounting principles

The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group’s financial statements for 2004, except for the accounting principle related to employee benefits. As of January 1, 2005, the accounting for employee benefits changed as a result of the adoption of “International Accounting Standard 19 – Employee Benefits (IAS 19)” into the Dutch guidelines for Annual Reporting (“RJ271(new)”). The effect of the adoption of IAS 19, is an increase in the provisions for employee benefits of € 183 million (€ 163 million net of taxation) against equity as at January 1, 2005; the comparative figures for 2004 have, in accordance with Dutch GAAP, not been adjusted.

External reporting

The financial information included in the First Quarter 2005 Report, including comparatives, is unaudited.

Financial review of First Quarter 2005

Kappa Packaging (€ in millions)	First Quarter 2005	% of sales	First Quarter 2004	% of sales

Sales	669.9	100.0	702.1	100.0
Net change in work in progress and finished goods	20.7	3.1	8.8	1.3
Raw material costs	(242.9)	(36.3)	(252.6)	(36.0)
External services	(141.4)	(21.1)	(135.4)	(19.3)
Gross margin	306.3	45.7	322.9	46.0
Labor costs	(174.0)	(25.9)	(171.1)	(24.4)
Other operating costs	(44.2)	(6.6)	(43.6)	(6.2)
EBITDA	88.1	13.2	108.2	15.4
Depreciation	(42.2)	(6.3)	(40.6)	(5.8)
EBITA	45.9	6.9	67.6	9.6

Sales

Sales of Kappa Packaging decreased by € 32.2 million, or 4.6%, to € 669.9 million in the first quarter of 2005 from € 702.1 million in the first quarter of 2004.

Sales volumes in the first quarter of 2005 decreased by 2.0% compared to the first quarter of 2004, due to lower sales volumes in both our Paper & Board segment (-/-0.7%) and Packaging segment (-/-3.6%).

Compared to the fourth quarter of 2004, sales volumes of Kappa Packaging increased by 0.4%, as a result of higher sales volumes in our Paper & Board segment (+1.2%), partly offset by lower sales volumes in our Packaging segment (-/-0.7%).

Sales prices for testliner, brown kraftliner and packaging products decreased in the first quarter of 2005 compared to the fourth quarter of 2004.

Raw material costs

Raw material costs decreased by € 9.7 million, or 3.8%, to € 242.9 million in the first quarter of 2005 from € 252.6 million in the first quarter of 2004. As a percentage of sales, raw material costs increased to 36.3% from 36.0%.

Compared to the fourth quarter of 2004, raw material costs decreased by € 3.7 million, or 1.5%, from € 246.6 million to € 242.9 million.

External services

External services increased by € 6.0 million, or 4.4%, to € 141.4 million in the first quarter of 2005. This increase was mainly the result of higher energy costs and freight charges.

Labor costs

Labor costs increased by € 2.9 million, or 1.7%, to € 174.0 million in the first quarter of 2005 from € 171.1 million in the first quarter of 2004 due to general wage increases and higher pension costs, partly offset by a decrease in the average number of full time and temporary employees by approximately 2%, mainly due to FTE reduction programs and plant closures.

Other operating costs

Other operating costs increased slightly by € 0.6 million, or 1.4%, to € 44.2 million in the first quarter of 2005 from € 43.6 million in the first quarter of 2004.

EBITDA

EBITDA of Kappa Packaging decreased by € 20.1 million, or 18.6%, to € 88.1 million in the first quarter of 2005 from € 108.2 million in the first quarter of 2004.

EBITDA in our Paper & Board segment decreased by € 4.3 million and EBITDA in our Packaging segment decreased by € 18.2 million. Corporate costs decreased by  € 2.4 million mainly as a result of decreased intercompany profit elimination.

The EBITDA decrease in our Packaging segment is mainly the result of lower average sales prices for our (corrugated) packaging products and lower sales volumes (-/-3.6%).

Compared to the fourth quarter of 2004, EBITDA of Kappa Packaging remained almost on the same level in the first quarter of 2005 at € 88.1 million.

EBITA

EBITA of Kappa Packaging decreased by € 21.7 million, or 32.1%, to € 45.9 million in the first quarter of 2005 from € 67.6 million in the first quarter of 2004. This decrease was due to decreased EBITDA (€ 20.1 million) and higher depreciation expenses (€ 1.6 million).

Compared to the fourth quarter of 2004, EBITA of Kappa Packaging increased by € 5.0 million, or 12.2%, from € 40.9 million in the fourth quarter of 2004 mainly as a result of lower depreciation expenses (€ 5.1 million). The decrease in depreciation expenses is mainly the result of the fact that in the fourth quarter of 2004 non-recurring depreciation expenses were incurred of approximately € 5.0 million.

Liquidity and cash flow

(€ in millions)

The net cash outflow of Kappa Packaging for the first quarter of 2005 amounted to € 142.0 million, compared to € 15.7 million in the first quarter of 2004.

Kappa Packaging realized a net cash outflow from commercial operations of € 38.8 million compared to a net cash inflow of € 40.2 million in the same period last year. This reflects a decrease of € 79.0 million, which is mainly the result of decreased EBITDA (-/-€ 20.1 million) and increased working capital (-/-€ 59.9 million).

The increase in interest paid of € 8.5 million, from € 29.6 million in the first quarter of 2004 to € 38.1 million in the first quarter of 2005, is mainly the result of the fact that the interest on the senior subordinated discount notes became cash interest payable on a semi-annual basis as from July 15, 2004 (, whereas the interest accrued as non-cash interest prior to July 15, 2004). Corporate income taxes paid in the first quarter of 2005 remained on the same level at € 3.2 million.

As a result, Kappa Packaging realized a net cash outflow from operating activities of € 80.1 million in the first quarter of 2005 compared to a net cash inflow of € 7.6 million in the first quarter of 2004.

The net cash outflow from investing activities increased by € 27.4 million to € 51.5 million in the first quarter of 2005 from € 24.1 million in the first quarter of 2004, mainly due to higher capital expenditures (€ 29.0 million). Capital expenditures amounted to € 51.9 million in the first quarter of 2005, compared to € 22.9 million in the same period last year, mainly as a result of timing of the projects.

No additional insurance proceeds were received in the first quarter of 2005 from the insurance company related to our corrugated packaging plant Almeria (Spain), which plant was fully destroyed by fire in 2004. Final settlement with the insurance company is expected before the end of the second quarter of 2005.

Kappa Packaging realized a net cash outflow from financing activities of € 10.4 million in the first quarter of 2005 compared to a net cash inflow of € 0.8 million in the first quarter of 2004, mainly as a result of a decrease in bank overdrafts of € 12.3 million.

As a result cash and cash equivalents decreased with € 143.1 million (after translation movements) to € 101.5 million as at March 31, 2005 from € 244.6 million as at December 31, 2004.

Segmentation

The operations of Kappa Packaging consist of two businesses, the paper and board business (“Paper & Board”) and the corrugated and solid board packaging business (“Packaging”). The Paper & Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and speciality/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

The segment income (EBITA) for the first quarter of both 2005 and 2004 is based on earnings before interest, tax and amortization. Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper & Board

Paper & Board (€ in millions)	First Quarter 2005	% of sales	First Quarter 2004	% of sales

Sales	312.3	100.0	312.3	100.0
Net change in work in progress and finished goods	5.5	1.7	(1.0)	(0.3)
Raw material costs	(116.6)	(37.3)	(113.2)	(36.3)
External services	(80.5)	(25.8)	(75.9)	(24.3)
Gross margin	120.7	38.6	122.2	39.1
Labor costs	(47.3)	(15.1)	(45.5)	(14.5)
Other operating costs	(15.6)	(5.0)	(14.6)	(4.7)
EBITDA	57.8	18.5	62.1	19.9
Depreciation	(18.8)	(6.0)	(18.0)	(5.8)
EBITA	39.0	12.5	44.1	14.1

Sales

Sales of the Paper & Board segment were on the same level of € 312.3 million. The increase in sales as a result of higher average sales prices for both containerboard (kraftliner) and solid board in the first quarter of 2005 compared to the first quarter of 2004 was offset by lower sales volumes (-/- 0.7%).

Compared to the fourth quarter of 2004, sales increased by € 11.4 million, or 3.8%, from € 300.9 million, mainly due to increased sales volumes and increased average sales prices.

Raw material costs

Raw material costs increased by € 3.4 million, or 3.0%, to € 116.6 million mainly due to higher average prices for virgin fibers, partly offset by lower sales volumes (-/-0.7%). As a percentage of sales, raw material costs increased to 37.3% from 36.3%.

Compared to the fourth quarter of 2004, raw material costs decreased by € 2.2 million, or 1.9%, from € 118.8 million, mainly due to lower average prices for recovered paper, partly offset by increased sales volumes (+1.2%).

External services

External services increased by € 4.6 million, or 6.1%, to € 80.5 million mainly due to higher energy costs.

Labor costs

Labor costs increased by € 1.8 million, or 4.0%, to € 47.3 million from € 45.5 million due to general wage increases and higher pension costs.

Other operating costs

Other operating costs increased by € 1.0 million, or 6.8%, to € 15.6 million from € 14.6 million.

EBITDA

EBITDA of the Paper & Board segment decreased by € 4.3 million, or 6.9%, to € 57.8 million in the first quarter of 2005 from € 62.1 million in the first quarter of 2004.

Packaging

Packaging (€ in millions)	First Quarter 2005	% of sales	First Quarter 2004	% of sales

Sales	518.0	100.0	544.7	100.0
Net change in work in progress and finished goods	15.2	2.9	9.7	1.8
Raw material costs	(287.8)	(55.6)	(292.8)	(53.8)
External services	(60.8)	(11.7)	(59.3)	(10.9)
Gross margin	184.6	35.6	202.3	37.1
Labor costs	(120.7)	(23.3)	(119.0)	(21.8)
Other operating costs	(27.8)	(5.3)	(29.0)	(5.3)
EBITDA	36.1	7.0	54.3	10.0
Depreciation	(22.2)	(4.3)	(21.6)	(4.0)
EBITA	13.9	2.7	32.7	6.0

Sales

Sales of the Packaging segment decreased by € 26.7 million, or 4.9%, to € 518.0 million from € 544.7 million mainly as a result of lower sales volumes and lower average sales prices for packaging products. Sales volumes in the first quarter of 2005 decreased by 3.6% compared to the first quarter of 2004.

Compared to the fourth quarter of 2004, sales decreased by € 8.7 million, or 1.7%, to € 518.0 million from € 526.7 million as a result of lower sales volumes (-/- 0.7%) and lower average sales prices of packaging products compared to the fourth quarter of 2004

Raw material costs

Raw material costs of the Packaging segment decreased by € 5.0 million, or 1.7%, to € 287.8 million from € 292.8 million, mainly due to lower sales volumes. As a percentage of sales, raw material costs increased to 55.6 % from 53.8%.

Compared to the fourth quarter of 2004, raw material costs increased by € 2.2 million, or 0.8%, to € 287.8 million from € 285.6 million mainly due to increased average sales prices for recycled corrugated case materials, partly offset by lower sales volumes.

External services

External services increased by € 1.5 million, or 2.5%, to € 60.8 million from € 59.3 million.

Labor costs

Labor costs increased by € 1.7 million, or 1.4%, to € 120.7 million from € 119.0 million due to general wage increases and higher pension costs, partly offset by a decrease in the average number of full time and temporary employees by about 1%, mainly due to FTE-reduction programs.

Other operating costs

Other operating costs decreased by € 1.2 million, or 4.1%, to € 27.8 million from € 29.0 million.

EBITDA

EBITDA of the Packaging segment decreased by € 18.2 million, or 33.5%, to € 36.1 million in the first quarter of 2005 from € 54.3 million in the first quarter of 2004.

Kappa Packaging - Consolidated statements of income

(€ in millions)	First Quarter 2005	First Quarter 2004

Sales	669.9	702.1

Net change in work in progress and finished goods	20.7	8.8

Net sales including net change in work in progress and finished goods	690.6	710.9

Raw materials	(242.9)	(252.6)
External services	(141.4)	(135.4)

Gross margin	306.3	322.9

Labor costs	(174.0)	(171.1)
Depreciation and amortization	(49.7)	(47.8)
Other operating costs	(44.2)	(43.6)

Operating result	38.4	60.4

Net financial items	(55.9)	(58.3)

Result before taxation	(17.5)	2.1

Taxation	(2.9)	(4.9)
Income from participations	0.5	0.1
Minority interests	—	—

Net result	(19.9)	(2.7)

Kappa Packaging - Consolidated EBITDA and EBITA

(€ in millions)	First Quarter 2005	First Quarter 2004

Operating result	38.4	60.4
Depreciation and amortization	49.7	47.8

EBITDA	88.1	108.2

Depreciation	(42.2)	(40.6)

EBITA	45.9	67.6

Kappa Packaging - Consolidated balance sheets

(€ in millions)	March 31, 2005	December 31, 2004

Fixed assets
Intangible fixed assets	820.0	827.2
Tangible fixed assets	1,606.3	1,596.8
Financial fixed assets	56.2	59.4

Total fixed assets	2,482.5	2,483.4

Current assets
Inventories	287.4	264.2
Accounts receivable	436.4	413.6
Other receivables	16.4	12.2
Taxation and social security	28.0	25.5
Prepayments and accrued income	22.6	14.3
Cash and cash equivalents	101.5	244.6

Total current assets	892.3	974.4

TOTAL ASSETS	3,374.8	3,457.8

Group equity (*)	(163.3)	19.6

Shareholders’ loans	747.0	732.6

Provisions (*)	414.7	256.9

Long-term liabilities	1,706.4	1,705.1

Current liabilities
Bank overdrafts	1.7	12.1
Short-term portion of long-term liabilities	158.5	159.4
Accounts payable	270.3	342.0
Other payables	10.0	6.0
Taxation and social security	39.7	36.3
Accrued interest	41.3	42.9
Other accrued expenses and deferred income	148.5	144.9

Total current liabilities	670.0	743.6

TOTAL EQUITY AND LIABILITIES	3,374.8	3,457.8

(*)                               The adoption of the new Dutch guidelines for Annual Reporting regarding employee benefits as from January 1, 2005 resulted in an increase in provisions and decrease of group equity of € 163.0 million.

Kappa Packaging - Group equity

The changes in group equity are as follows:

(€ in millions)	Group equity	Shareholders’ equity	Minority interests

Balance at January 1, 2005	19.6	18.0	1.6

Adoption of new Dutch guidelines for Annual Reporting regarding employee benefits	(163.0)	(163.0)	—

Adjusted balance at January 1, 2005	(143.4)	(145.0)	1.6

Net result	(19.9)	(19.9)	—
Translation differences	—	—	—

Balance at March 31, 2005	(163.3)	(164.9)	1.6

Kappa Packaging - Consolidated statements of cash flow

(€ in millions)	January 1, – March 31, 2005	January 1, – March 31 2004

Cash flow from commercial operations	(38.8)	40.2

Interest paid	(38.1)	(29.6)
Income taxes paid	(3.2)	(3.0)

Net cash flow from operating activities	(80.1)	7.6

Cash flow from investing activities
Net investment in tangible fixed assets	(51.9)	(22.9)
Insurance proceeds property damage	—	—
Net investment in financial fixed assets	0.7	(0.9)
Net investment in intangible fixed assets	(0.3)	(0.3)

Net cash flow from investing activities	(51.5)	(24.1)

Cash flow before financing activities	(131.6)	(16.5)

Cash flow from financing activities
Net change in long-term liabilities	(2.2)	(1.0)
Net change in bank overdrafts	(10.5)	1.8
Currency hedge USD senior notes principal	2.3	—

Net cash flow from financing activities	(10.4)	0.8

Change in cash and cash equivalents	(142.0)	(15.7)

Cash and cash equivalents beginning of period	244.6	240.7

Translation movements on cash and cash equivalents	(1.1)	1.5

Cash and cash equivalents end of period	101.5	226.5

Supplemental Guarantor Footnote

Separate financial statements for Kappa Packaging B.V. and Kappa Beheer B.V. have not been filed because management has determined that such financial statements are not material information for investors. Presented below is consolidating information for Kappa Beheer B.V., the issuer of debt securities guaranteed by Kappa Holding B.V., Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. (“Kappa Packaging Subsidiaries”).

Kappa Beheer B.V., Kappa Packaging B.V. and the Kappa Packaging Subsidiaries are direct or indirect wholly-owned subsidiaries of Kappa Holding B.V. Pursuant to the debt securities issued by Kappa Beheer B.V. and the related indentures, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer’s debt securities. Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor’s understanding of the nature of the guarantee. The majority of the reconciling items between Dutch GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors’ investment in group companies and equity earnings of subsidiaries.

Kappa Packaging Group - Consolidated statement of income

	Consolidated		Non- Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
First Quarter 2005 (€ in millions)	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Sales	669.9	—	669.9	—	—	—
Net change in work in progress and finished goods	20.7	—	20.7	—	—	—

Net sales including net change in work in progress and finished goods	690.6	—	690.6	—	—	—
Raw material costs	(242.9)	—	(242.9)	—	—	—
External services	(141.4)	—	(141.4)	—	—	—
Labor costs	(174.0)	—	(174.0)	—	—	—
Other operating costs	(44.2)	—	(44.2)	—	—	—
Depreciation and amortization	(49.7)	—	(48.2)	(1.5)	—	—

Total operating costs and expenses	(652.2)	—	(650.7)	(1.5)	—	—

Operating income	38.4	—	39.9	(1.5)	—	—

Interest income/(expense)	(41.5)	—	(53.1)	1.4	10.2
Interest income/(expense) Holding/Beheer loan	—	—	—	—	(14.8)	14.8
Interest expense Shareholders’ loans	(14.4)	—	—	—	—	(14.4)

Income before income taxes	(17.5)	—	(13.2)	(0.1)	(4.6)	0.4
Income taxes	(2.9)	—	(4.3)	—	1.5	(0.1)
Income from participations	0.5	—	0.5	—	—	—
Minority interests	—	—	—	—	—	—

Income before share in earnings of subsidiaries	(19.9)	—	(17.0)	(0.1)	(3.1)	0.3
Share in earnings of subsidiaries	—	54.3	—	(17.0)	(17.1)	(20.2)
Net income/(loss)	(19.9)	54.3	(17.0)	(17.1)	(20.2)	(19.9)

Kappa Packaging Group - Consolidated balance sheet

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
March 31, 2005 (€ in millions)	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.
Assets
Cash and cash equivalents	101.5	—	101.5	—	—	—
Accounts receivable	436.4	—	436.4	—	—	—
Other receivables	67.0	—	64.6	0.1	1.9	0.4
Inventories	287.4	—	287.4	—	—	—

Total current assets	892.3	—	889.9	0.1	1.9	0.4
Investments in Group companies	—	288.5	—	29.4	(149.9)	(168.0)
Loans to Group companies	—	(3,633.3)	—	2,198.9	1,434.4	—

Total investments and advances affiliates	—	(3,344.8)	—	2,228.3	1,284.5	(168.0)
Tangible fixed assets	1,606.3	—	1,606.3	—	—	—
Intangible fixed assets	820.0	—	797.9	22.1	—	—
Other non-current assets	56.2	—	29.9	20.0	6.3	—
	3,374.8	(3,344.8)	3,324.0	2,270.5	1,292.7	(167.6)
Liabilities
Bank overdrafts	1.7	—	1.7	—	—	—
Current portion of term loan facilities	153.3	—	—	153.3	—	—
Current portion of other long-term liabilities	5.2	—	5.2	—	—	—
Other current liabilities	509.8	—	465.6	24.3	19.9	—

Total current liabilities	670.0	—	472.5	177.6	19.9	—
Long-term debt due to Group companies	—	(3,633.3)	2,390.9	1,238.1	—	4.3
Term loan facilities	1,003.1	—	—	1,003.1	—	—
Senior subordinated notes	686.8	—	—	—	686.8	—
Other long-term debt	16.5	—	16.5	—	—	—

Total long-term liabilities	1,706.4	(3,633.3)	2,407.4	2,241.2	686.8	4.3
Provisions	414.7	—	414.7	—	—	—
Shareholders’ loans	747.0	—	—	—	—	747.0
Kappa Holding/Kappa Beheer loan	—	—	—	—	754.0	(754.0)
Minority interests	1.6	—	—	1.6	—	—

Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(598.0)	295.6	151.2	151.2	152.9
Retained earnings	(291.9)	817.9	(251.0)	(274.4)	(292.5)	(291.9)
Cumulative translation adjustment	(26.7)	68.6	(15.2)	(26.7)	(26.7)	(26.7)

Total Shareholders’ equity	(164.9)	288.5	29.4	(149.9)	(168.0)	(164.9)
	3,374.8	(3,344.8)	3,324.0	2,270.5	1,292.7	(167.6)

Kappa Packaging - Consolidated statement of cash flow

	Consolidated	Non- Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
January 1 - March 31, 2005 (€ in millions)	Kappa Packaging Group	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Net cash flow from operating activities	(80.1)	(80.1)	—	—	—

Cash flow from investing activities
Investments, net in tangible fixed assets	(51.9)	(51.9)	—	—	—
Investments, net in financial fixed assets	0.7	0.7	—	—	—
Investments, net in intangible fixed assets	(0.3)	(0.3)	—	—	—

Net cash flow used in investing activities	(51.5)	(51.5)	—	—	—

Cash flow before financing activities	(131.6)	(131.6)	—	—	—

Cash flow from financing activities
Net change in long-term liabilities	(2.2)	(2.2)	—	—	—
Net change in bank overdrafts	(10.5)	(10.5)	—	—	—
Currency hedge USD senior notes principal	2.3	—	—	2.3
Intercompany receivables, net	—	2.3	—	(2.3)

Net cash flow from financing activities	(10.4)	(10.4)	—	—	—

Change in cash and cash equivalents	(142.0)	(142.0)	—	—	—

Cash and cash equivalents beginning of period	244.6	244.6	—	—	—

Translation movements on cash and cash equivalents	(1.1)	(1.1)	—	—	—

Cash and cash equivalents end of period	101.5	101.5	—	—	—

Supplemental cash flow information
Interest paid	(38.1)	1.4	(5.4)	(34.1)	—
Income taxes paid	(3.2)	(3.2)	—	—	—

Summary of differences between Dutch Generally Accepted Accounting Principles and US Generally Accepted Accounting Principles

The First Quarter 2005 Report has been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP).

The effect of the application of US GAAP to net income and shareholders’ equity is set out in the tables below.

(€ in millions)	First Quarter 2005	First Quarter 2004

Net income/(loss) under Dutch GAAP	(19.9)	(2.7)

a) Goodwill adjustments – amortization	6.2	6.1
b) Tangible fixed assets – impairment and accumulated depreciation	1.0	0.2
c) Restructuring and other provisions	(0.2)	(0.6)
d) Other intangible fixed assets	0.1	0.1
e) Financial instruments	(2.4)	(18.7)
f) Pensions – pension costs	(1.3)	(0.3)
g) Preference shares	(3.2)	—
h) Deferred tax assets	(0.9)	(1.9)
Deferred tax on US GAAP adjustments	0.9	6.3

Net income/(loss) under US GAAP	(19.7)	(11.5)

(€ in millions)	March 31, 2005	December 31, 2004

Shareholders’ equity under Dutch GAAP	(164.9)	18.0

a) Goodwill adjustments – acquisitions	(89.4)	(89.4)
a) Goodwill adjustments – amortization	84.7	78.5
b) Tangible fixed assets – impairment and accumulated depreciation	(36.3)	(37.3)
c) Restructuring and other provisions	6.5	6.7
d) Other intangible fixed assets	(0.5)	(0.6)
e) Financial instruments	(24.6)	(22.2)
f) Pensions – liability	90.3	(91.4)
g) Preference shares	(219.5)	(216.3)
h) Deferred tax assets	(50.3)	(29.4)
Deferred tax on US GAAP adjustments	48.6	47.7

Shareholders’ deficit under US GAAP	(355.4)	(335.7)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kappa Holding B.V.

	By:	/s/ G.P.F. Beurskens
	Name:	G.P.F. Beurskens
	Title:	President/Managing Director

	By:	/s/ H. Wagter
	Name:	H. Wagter
	Title:	Chief Financial Officer/Managing Director

Dated: July 7, 2005